Filed Pursuant to Rule 425

Filing Person: Credence Systems Corporation

Commission File No.: 0-22366

Securities Act File Number: 333-113990

Subject Company: NPTest Holding Corporation

Commission File No.: 0-50503

May 14, 2004

To: All Credence Employees

I am pleased to share with you that events are moving forward toward finalizing the acquisition of NPTest by Credence, and I want to update you on our progress. We have now cleared the key regulatory steps required to close this transaction, including expiration of the Hart Scott Rodino waiting period. Assuming a favorable vote at each company’s shareholder meetings currently scheduled for May 27th, we anticipate that the acquisition will close on May 28, 2004.

Meanwhile, we are making progress in defining the organization of the “new” Credence. As previously announced, Dave Ranhoff will be President and Chief Operating Officer. Reporting to him will be:

•	Israel Niv as Senior Vice President, Diagnostics & Characterization Group (DCG)
•	Gary Smith as Senior Vice President, SoC Products Group (SPG)
•	Carlos Lazalde as Senior Vice President, Memory Products Group (MPG)
•	Jean-Luc Pelissier as Senior Vice President, NPTT Test Products
•	Burnie West as Chief Architect
•	Bill Dillon as Senior Vice President, Manufacturing Operations
•	Bart Freedman as Senior Vice President, Field Operations (Sales, Applications, Customer Service, SABER), and
•	John McCoy as Vice President of Quality

Additional organizational decisions will be made in the coming weeks and will be announced at company meetings in Hillsboro, Oregon on June 3 and in Milpitas on June 4.

We have launched three value capture integration teams: the ATE Product Strategy team, the DCG Product Strategy team, and the Sales and Distribution team. These teams are working closely with the consultants from McKinsey to formulate the product strategies for the new Credence, to merge the parts of the business that touch the customer directly, and to develop communication strategies for Day 1 implementation.

We have also launched eleven business continuity integration teams relating to Finance, Human Resources, Legal, Information Technologies, Facilities, Customer Service, SABER, Internal Communications, Public Relations and Marketing Communications, and Investor Relations and External Communications. These teams are focused on resolving infrastructure issues for Day 1 and beyond.

The Integration Office oversees the activities of the integration teams, focusing attention on milestones and assisting with interdependencies. At the executive level, the Integration Steering Committee reviews the progress of all the teams and provides guidance where necessary.

We remain committed to sharing with you the progress of integration activities throughout the transition process. In addition to these letters, we now give Credence employees the opportunity to ask questions about the acquisition and the integration process on the Credence intranet site. We will respond to your questions weekly, posting both the responses and the related questions to the web site. Until the closing, we will forward a copy of these questions and answers to NPTest employees. After the closing, NPTest employees will have access to the intranet. NPTest employees who wish to ask questions before the closing can either send their question directly to Fred Hall (fred_hall@credence.com) or direct it to their HR representative who will forward it on anonymously.

After the close of the acquisition, in addition to the web site Q&A, a bi-weekly news bulletin will be launched to provide continuing updates on the integration progress.

Every day we see the integration teams from both companies working to establish the optimal transition plan for the combined companies. Their work is progressing, and they are gaining momentum. In just a few weeks we will be poised to introduce the “new” Credence, with a fresh vision for the industry and redoubled commitment to our customers, applying technology to lower their cost of test.

Sincerely,

Graham Siddall

Chairman and CEO

Safe Harbor Statement

This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of the transaction, industry leadership, execution of integration plans, customer solutions, profitability, distribution channels, and management and organizational structure are all forward-looking statements. Please see the risks that are described from time to time in Credence and NPTest Securities and Exchange Commission reports (including, but not limited to Credence’s annual report on Form 10-K for the year ended October 31, 2003, the NPTest annual report on Form 10-K for the year ended December 31, 2003, the Credence Form S-4 filed on March 29, 2004 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the Credence or NPTest results could differ materially from the Credence or NPTest expectations in these statements. Credence and NPTest assume no obligation and do not intend to update these forward-looking statements.

This presentation and the information contained herein is the property of NPTest Holding Corporation.

Additional Information and Where to Find It

Credence and NPTest filed a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders can obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Credence are available free of charge by contacting Credence Investor Relations, 1421 California Circle, Milpitas, California 95035, (408) 635-4300, and documents filed with the SEC by NPTest are available free of charge by contacting NPTest Investor Relations, 150 Baytech Drive, San Jose, California 95134, (408) 586-8200.

Participants in Solicitation

Credence and NPTest, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Credence and NPTest in connection with the merger and related items. Information regarding the directors and executive officers of Credence and their ownership of Credence shares is set forth in the proxy statement for Credence’s 2003 annual meeting of shareholders. Information regarding the directors and executive officers of NPTest and their ownership of NPTest stock is set forth in NPTest’s Form 10-K, which was filed with the SEC on March 23, 2004. Investors may obtain additional information regarding the interests of those participants by reading the proxy statement/prospectus as described above.